

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 21, 2006

Mr. Nikolay Tokarev
Interim Chief Financial Officer and Treasurer
Golden Telecom, Inc.
1 Kozhevnichesky Proezd
Moscow, Russia 115114

> **Re**:   **Golden Telecom, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 14, 2005**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2005**
> **File No. 0-27423**

Dear Mr. Tokarev:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director